

05040864

SECUR ... MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52671

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Safdie Investment Services Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
320 Park Avenue, 21st Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Gilman, Vice President (212) 457-8632
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Gilman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Safdie Investment Services Corp. (the"Corporation"), as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Vice President & Financial Operations Principal
Title

Notary Public

PATRICIA A. CAPPETO
Notary Public, State of New York
No. 02CA6057499
Qualified in Nassau County
Commission Expires April 16, 20 27

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. Supplementary Report of Independent Auditors on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

SAFDIÉ INVESTMENT SERVICES CORP.
(formerly CBNY Investment Services Corp.)

December 31, 2004

with Report of Independent Registered Public Accounting Firm

Safdié Investment Services Corp.
(formerly CBNY Investment Services Corp.)

Statement of Financial Condition

December 31, 2004

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of Directors of
Safdié Investment Services Corp.

We have audited the accompanying statement of financial condition of Safdié Investment Services Corp. (formerly, CBNY Investment Services Corp. (the "Company") as of December 31, 2004. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Safdié Investment Services Corp. at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.



February 24, 2005

Safdié Investment Services Corp.
(formerly CBNY Investment Services Corp.)

Statement of Financial Condition

December 31, 2004

Assets	
Cash	$ 2,201,156
Cash segregated pursuant to Federal regulations	1,650,549
Receivable from customers	1,467,917
Receivable from brokers, dealers and others	224,440
Corporate debt security owned, at market value	300,000
Fixed assets, net of accumulated depreciation of $1,074,900	589,003
Prepaid expenses	198,870
Security deposits and other	530,982
Total assets	$ 7,162,917

Liabilities and stockholder's equity	
Liabilities:	
Payable to customers	$ 305,184
Payable to brokers, dealers and others	220,498
Borrowed funds from Parent	2,225,000
Accrued compensation and other liabilities	661,375
Total liabilities	3,412,057
Stockholder's equity:	
Common stock (100 shares authorized, issued and outstanding, $0.01 par value)	1
Additional paid-in capital	14,700,393
Accumulated deficit	(10,949,534)
Total stockholder's equity	3,750,860
Total liabilities and stockholder's equity	$ 7,162,917

See accompanying notes to this statement of financial condition.

Notes to Statement of Financial Condition
December 31, 2004

1. Organization

Safdié Investment Services Corp., formerly CBNY Investment Services Corp. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company was incorporated on April 14, 2000 in the state of New York and was registered as a broker dealer on January 8, 2001.

The Company provides traditional brokerage services for customers in equities, corporate debt, mutual funds, government securities, municipal securities and unit investment trusts. The Company clears its securities transactions related to international customers on an omnibus basis through Brown Brothers Harriman & Co. Beginning August 18, 2004, securities transactions related to domestic customers are cleared on a fully disclosed basis through National Financial Services LLC. Collectively, Brown Brothers Harriman & Co. and National Financial Services LLC are referred to as the "clearing broker".

On January 8, 2004, the shareholders sold their interests in Safdié Investment Services Corp. to Multifinance SA, a subsidiary of Banque Safdié SA of Geneva Switzerland. CBNY Investment Services Corp. simultaneously changed its name to Safdié Investment Services Corp. Multifinance SA subsequently made a $5,000,000 cash contribution to the Company to alleviate capital constraints stemming from past operating losses.

2. Significant Accounting Policies

The preparation of the statement of financial condition, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect reported amounts in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

Customers' securities transactions are reported on a settlement date basis with commission income or profits from riskless principal transactions and the related expenses reported on a trade date basis.

Securities transactions are recorded on a trade–date basis. Securities owned are stated at market value. Market value is generally based on listed market prices. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations. The Company typically transacts riskless principal trades with customers, although it may invest excess cash to supplement its income.

2. Significant Accounting Policies (continued)

Until September 30, 2004, the Company had discretionary investment authority over certain customer accounts. Assets in these accounts were typically invested in mutual funds. The Company received investment management fees directly from mutual fund providers based on transaction volume and recorded these fees on a trade-date basis.

Furniture and fixtures, computer equipment and leasehold improvements are carried at cost, net of accumulated depreciation and amortization. Furniture and fixtures and computer equipment are depreciated on a straight-line basis over 5 years and 3 years, respectively. Leasehold improvements are amortized on a straight–line basis over the shorter of 10 years or the term of the lease.

Deferred tax assets and liabilities are recognized for the future tax consequences related to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the related differences are expected to be recovered or settled. To the extent it is more likely than not that deferred tax assets will not be recognized, a valuation allowance is established to offset their benefit.

3. Receivables from and Payables to Customers

Customer receivables include amounts due in cash and margin transactions. Customer receivables are primarily collateralized by securities with market values in excess of the amounts due. At December 31, 2004, less than 1% of receivables from customers are unsecured. Also included in receivable from customers are loans to customers for purposes other than the purchase of securities. At December 31, 2004, the Company had four loans outstanding to customers totaling $1,070,318. The loans are fully secured by customer securities pledged to the Company. Customer payables represent free credit balances, funds deposited by customers and or funds accruing to customers as a result of trades or contracts.

The Company establishes allowances for any potential losses based upon an evaluation of customer accounts. It is the policy of the Company to monitor the market value of the collateral and request additional collateral when required. Such collateral is not reflected in the accompanying statement of financial condition. At December 31, 2004, management has determined that no allowance for losses is required.

4. Receivable from and Payable to Brokers, Dealers and Others

At December 31, 2004, amounts receivable from brokers, dealers and others consisted of securities failed to deliver and security deposits held at the Company's clearing agent. Securities failed to deliver represent the contract value of securities that have not been delivered by the Company on the settlement date.

4. Receivable from and Payable to Brokers, Dealers and Others (continued)

At December 31, 2004, amounts payable to brokers, dealers and others, consist of securities failed to receive. Securities failed to receive represent the contract value of securities that have not been received by the Company on settlement date.

5. Fixed Assets

At December 31, 2004, fixed assets consisted of the following:

Leasehold improvements	$ 789,191
Computer and equipment	805,527
Furniture and fixtures	69,185
Less: Accumulated depreciation and amortization	(1,074,900)
Fixed assets, net of accumulated depreciation	$ 589,003

6. Income Taxes

The Company has deferred tax assets of $ 4,009,248 that primarily relate to net operating losses ("NOL"). Due to a Section 382 limitation that stems from the change in ownership described in note 1, starting in 2004, the NOLs are limited to a cumulative $137,400 per year amount. These NOLs will expire by 2023. A valuation allowance has been established to offset the entire deferred tax asset.

7. Commitments, Contingencies and Other Off Balance Sheet Risks

The Company executed a five-year remote processing agreement with SunGard Financial Systems, Inc. ("SunGard") on December 6, 2000, whereby SunGard will provide on-line processing and report services to the Company. At December 31, 2004, payments of $180 thousand remained on this commitment.

The Company leases office space from Mutual of America Life Insurance Company under a non-cancelable lease extending through November 2011. At December 31, 2004, the Company's future minimum commitments under this lease agreement are as follows:

2005	$ 1,029,282
2006	1,041,113
2007	1,100,268
2008	1,100,268
2009 and thereafter	3,117,424
	$ 7,388,355

7. Commitments, Contingencies and other Off Balance Sheet Risks (continued)

The Company may be involved in litigation and regulatory matters arising in the normal course of business. At December 31, 2004, no litigation was pending against the Company. In addition, management is not aware of any unasserted claims or assessments against the Company.

As a securities broker-dealer, the Company engages in buying and selling securities for a diverse group of customers including institutional and individual investors. The Company's exposure to off-balance sheet credit risk may occur in the event a customer, the clearing agent, or a counterparty does not fulfill its obligation arising from a transaction. All trades pending at December 31, 2004 were settled without adverse effect on the Company's financial position.

The Company applies the provision of Financial Accounting Standards Board's Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* ("FIN 45") which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify the clearing broker for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2004, the Company's liability under these arrangements is not quantifiable or limited and could exceed the cash and securities it has posted as collateral. However, management believes the potential for the Company to be required to make payments under these arrangements is remote. Accordingly no contingent liability is carried in the statement of financial condition for these arrangements.

8. Related Party Transactions

In the normal course of business, the Company provides execution services on an omnibus basis for Banque Safdié and its subsidiaries. At December 31, 2004, amounts receivable from Banque Safdié and its subsidiaries resulting from unsettled trades totaled $181,439 are included in receivable from customers on the statement of financial condition.

The Company maintains an uncommitted line of credit from Brown Brothers Harriman & Co. in the amount of $5,000,000 with no maturity date. This line of credit can be used to finance the Company's activities. The line is secured by a $5,000,000 U.S. Government agency security pledged by Banque Safdié. There was no use of this credit line as of December 31, 2004.

The Company borrowed $2,225,000 from Banque Safdié SA on a partially secured basis to fund non-purpose loans and margin lending to customers. Each of the loans comprising this borrowing bears a fixed rate of interest ranging from 2.25% to 2.72% and has a term less than one year. The customer loans are fully secured by the pledge of securities owned by the customer which the Company holds in custody.

9. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the "Rule") which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The Company has elected to compute its net capital under the aggregate indebtedness method permitted by the Rule which requires that the Company maintain minimum net capital of $250,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2004, the Company had net capital of $2,381,871, which exceeded its requirement by $2,131,871. Under the clearing arrangement with the clearing broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2004, the Company was in compliance with all such requirements.

Certain advances, payments and other equity withdrawals are restricted by the provisions of the rules of the Securities and Exchange Commission.

Pursuant to Rule 15c3-3 of the Securities and Exchange Commission, the Company may be required to deposit in a Special Reserve Bank Account, cash or acceptable equivalents for the exclusive benefit of customers. At December 31, 2004, the Company's reserve requirement was $347,220 and the Company held $1,650,549 of cash on deposit in such accounts.

10. Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Assets and liabilities, including cash, securities owned and certain receivables and payables are carried at fair value or contracted amounts which approximate fair value.

11. Employee Benefit Plans

The Company has a 401(k) retirement plan (the "Plan") covering substantially all of its employees. Only full time employees who meet the service requirement period are eligible to participate in the Plan. The Company may make a matching contribution on an individual basis, equal to 75% of the contributions made by the participant to the Plan, not to exceed 4% of the employee's compensation, capped at the personal contribution limit of the employee's compensation, up to their eligible limits.